DIONICS, INC.

65 Rushmore Street

Westbury, New York 11590

TEL: (516) 997-7474

FAX: (516) 997-7479

VIA EDGAR

May 14, 2009

Gary R. Todd

Reviewing Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Mail Stop 3030

Re:

Dionics, Inc.

Form 10-K for the fiscal year ended December 31, 2008

Filed on March 31, 2009

File No. 000-08161

Dear Mr. Todd:

This letter is in response to the comments contained in the Staff’s letter (the “Comment Letter”) dated May 1, 2009 to Dionics, Inc. (the “Company”).  The responses below correspond to the numbered comments contained in the Comment Letter.  References in this letter to “we”, “our” or “us” refer to the Company.

Form 10-K for the fiscal year ended December 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 9

1.

We see that the discussion is highly summarized and does not address cash flows.  In future filings please expand to address the primary drivers of and other material factors necessary to an understanding of your cash flows.  Please refer to Section IV of Release No. 33-8350 – Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

COMPANY RESPONSE:  In future filings, we will expand the discussion to address the primary drivers of and other material factors necessary to an understanding of our cash flows.

2.

In future filings please disclose the reasons for the $35,000 increase in inventories in 2008.  Clarify why you believe the increased inventory is recoverable.

COMPANY RESPONSE:  In future filings, we will disclose reasons for any increase in inventories.  Inventories increased by $35,000 in 2008 partly to support the $150,000 increased sales volume in 2008 versus 2007, and partly because, in management’s view, the sales outlook for various products dictated that we increase the production of same. Since there is a very long lead time in our production pipe-line, as long as 6-months for some items, it was necessary to order raw materials well ahead of time and to process them toward finished products. The somewhat unpredictable elements in our business are the actual percentage of good units at the end of the line, or “yield,” and the incoming order demand for the particular products. By the time the products reach the end of the production line, there are occasions when we have too many left over against current orders, and times when we have not enough. The uncertainties in the picture make it impossible to exactly control the end-of-period inventories. Adjustments are made in subsequent periods. The inventory is considered recoverable because the particular products have a log history of salability, in spite of varying rates.

Results of Operations, page 9

3.

In future filings please discuss and quantify revenues and changes in revenues in terms of the four classes of products described under “Business of the Company” on page 3.  Refer to Release No. 33-8350 – Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

COMPANY RESPONSE:    Please see the response to Comment No. 11 below.  As stated below, we do not believe a discussion of changes in revenues in the various categories of chips would provide meaningful information to an investor.  From year to year, sales in the different chip categories will change.  However, we believe such changes have historically been random variations that do not establish any material trends.  Our products have a long history of salability.  Random changes from year to year do not appear to have any long term significance and are generally reflective of the then current needs of a particular customer.  Insofar that the number of customers to which we supply products is relatively small, we believe that an analysis of changes in revenues from year to year is more meaningful when analyzed collectively than on a basis of each particular chip category which we submit would provide misleading disclosure.

4.

Tell us and in future filings please clearly disclose what you mean by a “life-time buy” and quantify the amount of sales and the related increase in 2008 attributed to “life-time buys.”  Please also tell us and disclose in future filings what you mean when you state that you see “signs of twitching” related to what you believed to be the “corpse of a customer’s dead program.”  Please be clear and specific.

COMPANY RESPONSE:   A “life-time buy” is a phrase that describes the action of a customer who, for any number of different reasons, decides to order a large quantity of units for near-term delivery rather than ordering smaller quantities for periodic deliveries well into the future. The customer assesses his total needs for an item over the life-time of the project he is using them in, and then buys them all at once. Although the customer’s project may still run for several years, he has bought all the units he thinks he will ever need over the life-time of that project; hence, the term “life-time buy”.  Future filings will disclose what we mean by such term.

When a customer has received final shipments on a life-time buy, there is little reason to expect future orders from them on the same particular product. Nevertheless, customers often miscalculate, or circumstances can change unexpectedly, and they do in fact require more of the same product in the future.

Although we may consider a particular project “dead” to us relative to future business, sometimes we still may receive requests for quotations on price and delivery. These do not necessarily mean that any new orders will materialize, yet it is also possible they may signify the program is not as dead as we had thought. We term this quotation activity “twitching” in an otherwise dead program.  It is simply colorful language describing unexpected quotation activity.

5.

In that regard, please tell us how much of the carrying amount of your inventories as of December 31, 2008 are associated with products under the “life-time buy” purchases.  Also, tell us how much of your inventories are related to what you characterize as dead customer programs.  Tell us and disclose in future filings why you believe the carrying amount of this inventory, if any, is recoverable.

COMPANY RESPONSE:  The December 31, 2008 Inventory contained $6,000 of products related to the “life-time buys”.  The amount is the same for what was termed dead programs. Since the customer who made the life-time buys is not the only customer who uses these parts, we expect future sales to other customers to gradually deplete the remaining small inventory. It is also possible that the “life-time buy” customer will revise his program needs and buy more of these parts in the future.   When materially relevant to the disclosure, future filings will reflect why we believe the carrying amount of this inventory is recoverable.

6.

Tell us and in future filings disclose why you have higher profitability on what you define as mature products.  Also, tell us and disclose what you mean by a “mature product.”

COMPANY RESPONSE:   A “mature product” is one that has been in production for a number of years, and has benefited from long-term cost-reduction in manufacturing. It will also have seen a reduction in both market-demand and the number of competitors.  Competitive pressure in the market-place is reduced and permits rising unit selling price. All of these factors combine to result in increased profitability for mature products.   Future filings will disclose the foregoing when deemed to be materially relevant.

Item 8.  Financial Statements

Report of Independent Registered Public Accountant, page F-1

7.

Please have your auditor revise the first sentence of the audit report in future filings so that the titles of the individual financial statements referenced in the audit report are the same as the titles of the individual financial statements actually included in the filing.  In that regard, the audit report refers to “income statements” while the actual title used in the filing is “statements of operations.”

COMPANY RESPONSE:   In future filings, we will insure that the titles of the individual financial statements referenced in the audit report are the same as the titles of the individual financial statements actually included in the filings.

Statements of Operations, page F-3

8.

We see you refer to basic earnings per share as “gain per share.”  We see in Note 1 on page F-7 a section entitled “Net Gain per Common Share.”  In future filings please revise to use terminology more consistent with that used in SFAS 128.  In that regard, a label such as “basic net income per share” or “basic earnings per share” would appear appropriate.

COMPANY RESPONSE:   In future filings, we will use terminology more consistent with that used in SFAS 128.  In that regard, we will use the label “basic earnings per share” are suggested.

9.

We see you report dividend income, but find no disclosures about the investment that generates this income.  Please tell us about and in future filings please provide disclosure about the underlying investment responsible for the dividend income.  In that regard, tell us how you are accounting for the investment and the basis in GAAP for that accounting.

COMPANY RESPONSE:   We will include a statement in the notes to the financial statements in future filings that this income is earned from money market fund.  Such will be renamed interest which we now believe is a more appropriate description.

Statements of Cash Flows, page F-5

10.

Based on your statement of stockholders’ equity for 2008 and disclosure in Note 1, it appears that the investing activities labeled “increase in common stock” and “additional paid-in capital” collectively amounting to $16,400 are, in fact, non-cash stock-based compensation.  As such tell us (1) why it is appropriate under SFAS 95 to present what appear to be non-cash charges as an investing activity and (2) why the charge is not presented as an adjustment to reconcile net income to net cash provided by operating activities.  If and to the extent you received cash for these issuances, please tell us why the cash received is not presented as a financing activity for cash flow statement purposes.  For guidance refer to SFAS 123(R) and SFAS 95.

COMPANY RESPONSE:   Future filings will reflect any of such activities in the net cash provided by operating activities in the Statements of Cash Flows.

Note 1, Summary of Significant Accounting Policies, page F-6

11.

You disclose under “Business of the Company” on page 3 that you have four main classes of products and you describe each of those separate product groups.  In future filings please provide the disclosure of revenue from product lines as called for under paragraph 37 of SFAS 131.  If you believe you are not required to provide the product line disclosure, in your response cite the basis in the accounting literature for your view.

COMPANY RESPONSE:  Upon further review, we acknowledge that it may not be technically accurate to describe our business as having four main classes of products which are described as product groups.  Paragraph 37 of SFAS provides that “an enterprise shall report the revenues from external customers for each product and service or each group of products and services unless it is impractical to do so.”  The Company respectfully submits that it currently complies with paragraph 37 of SFAS 131 as the Company derives revenue from only one group of similar products – semiconductor electronic products.  The Company’s business consists entirely of designing, manufacturing and marketing semiconductor electronic products.  While there are variations among the products we design and sell, our four product categories contain more similarities than differences.  In addition, all are produced with the same labor and with much common equipment.  Given the similarities and overlap of the products we sell, the Company believes that separation of revenues for each type of chip component would not be meaningful.  Future filings will be revised to reflect that our product categories are not different groups of products.

12.

In future filings please add an accounting policy disclosure for revenues as required by SAB Topic 13B.  The future disclosure should describe how you apply the guidance set forth in SAB Topic 13A in your specific circumstances.

COMPANY RESPONSE:   Future filings will provide an accounting policy disclosure which indicates that the Company recognizes revenue upon completion and shipment of goods.

Stockholders’ Equity, page F-7

13.

In future filings please disclose how you determined the fair value of the 672,500 shares granted for services in 2008.

COMPANY RESPONSE:    Future filings will disclose how we determine the fair value of shares granted for services.

 Note 6, Taxes and Net Operating Loss Carry Forwards, page F-9

14.

In future filings please disclose the gross amounts of operating loss and credit carry forwards for both federal and state purposes and related expiration dates.  Refer to the disclosure guidance from SFAS 109.

COMPANY RESPONSE:   Future filings will disclose the gross amounts of operating loss and credit carry forwards for both federal and state purposes and related expiration dates.

15.

You disclose that you provided a valuation allowance against the tax affected amount of operating loss carry forwards because there is “a risk that certain of these NOLs may expire unused.”  However, under paragraph 17 of SFAS 109 a valuation allowance is established when based on the weight of the available evidence, is it more likely than not that some portion or all of the deferred tax asset will not be realized.  The related valuation allowance should be sufficient to reduce the deferred tax asset to the amount that is more likely than not realizable.  “More likely than not” is defined as a likelihood of more than 50%.  Please tell us and in future filings clarify how your accounting for the deferred asset tax valuation allowance is consistent with the cited guidance from SFAS 109.

COMPANY RESPONSE:  Reviewing the erratic pattern of Company profitability in recent years, one is hard-pressed to see any meaningful positive trend. The prospects that future earnings will consume the entire available NOL are hard to recognize in the data.  One needs more current evidence that the profits of 2007 and 2008 will continue on into the future, thus consuming the NOL carry-forward. Against the present background of a global economic slump, that evidence is lacking and leads to the conservative conclusion that the entire NOL balance must be discounted.   Such will be reflected in future filings.

Note 7, Commitments and Contingencies, page F-9

16.

Please tell us how you are accounting for the arrangement with your chief executive officer to continue his salary payments for five years after his death.  Please identify the literature on which you have based the accounting and explain to us how you have applied that literature in your fact pattern.  Also tell us what you mean when you state that the insurance policies and “unfunded”, and describe to us the accounting significance.

COMPANY RESPONSE:   Future filings will remove the reference to insurance policies being unfunded.  At an earlier time, there were insurance policies in place which were intended to be used to pay for this arrangement with the chief executive officer.  However, such policies no longer exist.  Such amounts due to the chief executive officer are unfunded.  Accordingly, there can be no assurance that any such amounts due to him will be paid.  It is therefore simply disclosed as a commitment and contingency in the notes, and no other accounting treatment is given for such obligation.

17.

We see that in July 2005 you sold and leased-back your facility in Westbury, NY.  We also see that you reported a gain totaling $730,000 in earnings in 2005.  Tell us how your accounting for the sale/leaseback and related gain recognized in that year considers the guidance from paragraphs 32 and 33 of SFAS 13.  Demonstrate to us that you appropriately applied the accounting guidance for sale/leaseback arrangements.

COMPANY RESPONSE:  SFAS 13 states “if the lease meets one of the criteria for treatment as a capital lease, the seller-lessee shall account for the lease as a capital lease; otherwise as an operating lease”.  The Company’s sale/leaseback agreement does not meet the criteria to be treated as a capital lease.  Criteria to be treated as a capital lease include: (i) the lease transfers ownership of the property to the lessee by the end of the lease term, (ii) the lease contains a bargain purchase option, (iii) the lease term is for more than

75% of the estimated economic life of the lease property; and (iv) the present value at the beginning of the lease term of the minimum lease payments is equal to or exceeds 90% of FMV of the leased property.   These elements are not present in the arrangements made by the Company with the buyer of the property.

The Company hereby acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.  Please direct any questions or requests for clarification of matters addressed in this letter to the undersigned, or to our counsel, David M. Kaye, Esq. of Kaye Cooper Fiore Kay & Rosenberg, LLP at (973) 443-0600 or by fax at (973) 443-0609.

Very truly yours,

DIONICS, INC.

/s/ Bernard L. Kravitz

Bernard L. Kravitz

President